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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                       AND

                                 SCHEDULE 13D/A
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(a) (RULE 13d-101)
                                (AMENDMENT NO. 2)
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                          NIMBUS CD INTERNATIONAL, INC.
                            (Name of Subject Company)

                           CARLTON COMMUNICATIONS PLC

                            NEPTUNE ACQUISITION CORP.
                                    (Bidder)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    65439010
                      (CUSIP Number of Class of Securities)
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                                   DAVID ABDOO
                                COMPANY SECRETARY
                                25 KNIGHTSBRIDGE
                             LONDON SW1X 7RZ ENGLAND
                               011 44171 663 6363

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                                  DAVID M. KIES
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000
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         This Amendment No. 2 is filed to supplement and amend the information set forth in (i) the Tender Offer Statement on Schedule 14D-1 filed by Carlton Communications Plc ("Parent") and Neptune Acquisition Corp. (the "Purchaser") on June 23, 1998, as amended by Amendment No. 1 to such Schedule filed with the SEC on July 8, 1998 (as so amended, the "Schedule 14D-1"), with respect to shares of Common Stock, par value $.01 per share ("Shares"), of Nimbus CD International, Inc. (the "Company") and (ii) the Schedule 13D filed by Parent and the Purchaser on June 23, 1998, as amended by Amendment No. 1 to such Schedule filed with the SEC on July 8, 1998 (as so amended, the "Schedule 13D"), with respect to Shares. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1 including the Offer to Purchase filed as Exhibit (a)(1) thereto.

Item 4.  Source and Amount of Funds or Other Consideration

         Item 4(a)-(c) of the Schedule 14D-1 is hereby amended as follows:

              Purchasers and Parent have now determined that the purchase of Shares pursuant to the Offer will be financed out of Parent's net cash and other liquid assets. As of March 31, 1998, Parent's net cash and other liquid assets (expressed in dollars based on an exchange rate of (pound)1 = $1.6765) was approximately $328.1 million.

Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder

         Item 5 (a)-(g) of the Schedule 14D-1 is hereby amended to read in its entirety as follows:

              "The information set forth in the introductory section and in Sections 7, 10, and 11 of the Offer to Purchase is incorporated herein by reference. Except as set forth in such sections of the Offer to Purchase, neither Purchaser nor Parent currently has any plans or proposals which relate to or would result in any of the transactions, changes or other events described in subparagraphs (a)-(g) of Item 5 of the form of Tender Offer Statement on Schedule 14D-1 promulgated under the Exchange Act."

Item 10. Additional Information

         Item 10(f) of the Schedule 14D-1 is hereby amended as follows:

         The paragraph beginning at the bottom of Page 3 of the Offer to Purchase is amended to read in its entirety as follows:

              "Upon the terms and subject to the conditions of the Offer (including the Offer Conditions and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered and not withdrawn as promptly as practicable after the later of (i) the expiration or termination of the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer if at the time of the Expiration Date all of the conditions set forth in
         Section 13, including the Minimum Condition, were satisfied or waived and (ii) the Expiration Date, if at the time of the Expiration Date all of the conditions set forth in Section 13, including the Minimum Condition, have been


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         satisfied or waived; provided, however, that neither Parent nor
         Purchaser shall waive the Minimum Condition without the prior written consent of the Company. In addition, subject to applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law."

         The fourth and fifth paragraphs on page 12 of the Offer to Purchase are amended to read in their entirety as follows:

              "The Company has advised Purchaser that (i) it does not, as a matter of course, make public forecasts as to future revenues or profits and (ii) the foregoing projections were based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the projected results can be realized or that actual results will not be materially higher or lower than those projected. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. Neither Parent, Purchaser nor their advisors assumes any responsibility for the accuracy of the projections. The inclusion of the foregoing projections should not be regarded as an indication that Parent, Purchaser or any other person who received such information considers it an accurate prediction of future events. Neither the Company nor Purchaser intends to update, revise or correct such projections if they become inaccurate (even in the short term).

              Parent and Purchaser have identified the following important factors which could cause the Company's actual results to differ materially from the foregoing projections: (i) the effect of changing optical media technology and the possibility that, over time, optical media technology could be replaced by another form of information storage and retrieval technology, (ii) the dependence of the Company's growth prospects on the development of new technologies that achieve market acceptance and create new demand for optical media and related services and (iii) the highly competitive nature of the optical media manufacturing industry which may adversely affect prices for optical media and other aspects of the Company's business."

         The introductory clause of the first paragraph on page 28 of the Offer to Purchase is amended to read in its entirety as follows:

              "Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Shares tendered pursuant to the Offer and may terminate or amend the Offer, and may postpone the acceptance of, and payment for, Shares, (i) if there shall not have been


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         validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which satisfies the Minimum Condition, (ii) if any applicable waiting period under the HSR Act shall not have expired or been terminated, or (iii) if, at any time on or after the date of the Merger Agreement and at or before the expiration of the Offer, any of the following shall occur:"


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 1998                        CARLTON COMMUNICATIONS PLC

                                            By:    /s/  David Abdoo
                                                   -----------------------------
                                            Name:  David Abdoo
                                            Title: Company Secretary



                                            NEPTUNE ACQUISITION CORP.

                                            By:    /s/  Thomas  M. Collins, Jr.
                                                   -----------------------------
                                            Name:  Thomas M. Collins, Jr.
                                            Title: Secretary


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